15047634

AP 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65768

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Simmons 248-358-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, CPAs, PC
(Name – *if individual, state last, first, middle name*)

31150 Northwestern Highway, Ste 200 (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN ANN POTRYKUS
Notary Public, State of Michigan
County of Livingston
My Commission Expires 10-29-2017
Acting in the County of OAKLAND

Signature

member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDMAN & GOLDBERG
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE

JUDITH A. COOPER
KELLY BRADLEY
EUNICE X. YUAN
MARNY L. WORKMAN

Report of Independent Registered Public Accounting Firm

To the Members of
Brandt, Kelly & Simmons Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Brandt, Kelly & Simmons Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brant, Kelly & Simmons Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)* (the "exemption provisions") and Brandt, Kelly & Simmons Securities, LLC stated that Brandt, Kelly & Simmons Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brandt, Kelly & Simmons Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandt, Kelly & Simmons Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Freedman & Goldberg, CPAs, PC
Farmington Hills, MI
February 26, 2015

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Brandt, Kelly & Simmons Securities, LLC

For the year ended December 31, 2014

Brandt, Kelly & Simmons Securities LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker/dealer, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with a clearing broker/dealer".

Brandt, Kelly & Simmons Securities LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

Craig T. Simmons
Member/FINOP

28411 Northwestern Highway, Suite 200, Southfield, MI 48034
(248) 358-6500 · Toll Free: (800) 906-5558 · Fax: (248) 358-5825

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

For the years ended
December 31, 2014 and 2013

BRANDT, KELLY & SIMMONS SECURITIES, LLC

Table of Contents

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE

JUDITH A. COOPER
KELLY BRADLEY
EUNICE X. YUAN
MARNY L. WORKMAN

Report of Independent Registered Public Accounting Firm

To the Members of
Brandt, Kelly & Simmons Securities, LLC

We have audited the accompanying financial statements of Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brandt, Kelly & Simmons Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental computation of net assets and computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Brandt, Kelly & Simmons Securities, LLC's financial statements. The supplemental information is the responsibility of Brandt, Kelly & Simmons Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg, CPAs, PC
Farmington Hills, MI
February 26, 2015

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 136,326	$ 86,682
Accounts receivable	22,298	19,100
Prepaid expenses	4,128	4,065
TOTAL ASSETS	$ 162,752	$ 109,847
LIABILITIES		
Accounts payable	$ 662	$ 422
Commissions payable	35,030	30,861
	35,692	31,283
MEMBERS' EQUITY		
Members' equity	127,060	78,564
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 162,752	$ 109,847

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the years ended December 31, 2014 and 2013

		2014	2013
REVENUES			
Commissions	$	282,982 $	283,947
EXPENSES			
Commissions		213,018	220,667
Compliace fees		1,950	1,950
Dues and subscriptions		595	83
Education		1,380	800
Computer Maintenance and supplies		588	0
Insurance		1,324	890
Internet fees		1,152	1,008
Office supplies and expense		421	624
Non-Revenue producing personnel payroll expenses		14,100	9,540
Postage		1,054	795
Printing and reproduction		408	372
Professional fees		16,322	12,671
Regulatory and registration fees		655	3,019
Rent		7,248	5,244
Utilities and telephone		755	744
		260,970	258,407
NET INCOME	$	22,012 $	25,540

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY, & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the years ended December 31, 2014 and 2013

Member	Members' Equity - January 1, 2013	Net Income for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - December 31, 2013
K. Brandt	$ 17,008	$ 12,770	$ 9,504	$ -	$ 39,282
C. Simmons	17,008	12,770	9,504	-	39,282
	$ 34,016	$ 25,540	$ 19,008	$ -	$ 78,564

Member	Members' Equity - January 1, 2014	Net Income for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - December 31, 2014
K. Brandt	$ 39,282	$ 11,006	$ 13,242	$ -	$ 63,530
C. Simmons	39,282	11,006	13,242	-	63,530
	$ 78,564	$ 22,012	$ 26,484	$ -	$ 127,060

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the years ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 22,012	$ 25,540
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in:		
Accounts receivable	(3,198)	(8,883)
Prepaid expenses	(63)	(651)
Increase (decrease) in:		
Accounts payable	240	(2,670)
Commissions payable	4,169	14,185
Net cash provided by operating activities	23,160	27,521
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members	26,484	19,008
Members' withdrawals	0	0
Net cash provided by financing activities	26,484	19,008
NET INCREASE IN CASH	49,644	46,529
Cash at beginning of year	86,682	40,153
CASH AT END OF YEAR	$ 136,326	$ 86,682

The accompanying notes to financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company background

Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2014.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and expenses recognition

Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report

Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because the members are taxed individually on their share of company earnings.

Uncertain tax positions

Generally the Company's tax return remains open for tax examinations for three years after filing the return. Management believes that all tax years prior to 2011 are closed.

Recently issued accounting pronouncements

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $121,011 which was $116,011 in excess of the required net capital of $5,000. The Company's net capital ratio was .29 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2014 Focus Report and the amount reported in the audited financial statements.

3. RELATED PARTY TRANSACTIONS

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

3. RELATED PARTY TRANSACTIONS (Continued)

Expense agreement and Company resolutions

In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members.

Expenses	**2014 Monthly Amount**	**2013 Monthly Amount**
Non-revenue producing payroll expenses	1175	795
Office rent	604	437
Utilities & Telephone	63	51
Cable/Internet services	96	84
Postage	73	59
Office supplies	23	57
Computer maintenance/supplies	49	
Printing and reproduction	34	31
Professional fees	57	70
Liability insurance	33	
Total	$ 2,207	$1,584

4. CONTINGENCIES

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

5. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 26, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2014 and 2013

		2014		2013
NET CAPITAL:				
Members' equity	$	127,060	$	78,564
DEDUCT:				
Cash - CRD/FINRA #125168		1,605		0
Accounts receivable - other		316		316
Prepaid expenses		4,128		4,065
Total Deductions		6,049		4,381
NET CAPITAL		121,011		74,183
MINIMUM REQUIRED NET CAPITAL		(5,000)		(5,000)
EXCESS NET CAPITAL	$	116,011	$	69,183

There are no differences between the Computation of Net Capital as reported in the December 31, 2014 and 2013 Focus Report and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

As of December 31, 2014 and 2013

	2014	2013
NET CAPITAL	$ 121,011	$ 74,183
LIABILITIES	$ 35,692	$ 31,283
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.29 to 1.00	.42 to 1.00